

August 16, 2023

Barry Shin
Chief Financial Officer
TREVENA INC
955 Chesterbrook Blvd
Suite 110
Chesterbrook, PA 19087

      Re: TREVENA INC
         Form 10-K for the Year Ended December 31, 2022
         File No. 001-36193

Dear Barry Shin:

We have reviewed your July 28, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Notes to the Consolidated Financial Statements
10. Product Revenue
Variable Consideration, page 114

1.   Please address the following regarding your response to comment one of our letter dated July 14, 2023:
   - Regarding your response to the second bullet of prior comment one, clarify in your response as well as in your future filings the extent you continue to use industry data to estimate returns for OLINVYK given the disconnect you experienced between the actual returns and expected returns based on industry data. If you do continue to use industry data, explain how you determined that was appropriate and the extent to which you now adjust such data for the higher actual returns experienced in the

fourth quarter of 2022 when developing your return estimates for the most recent quarters.

- Regarding the third and fourth bullets to prior comment one, please explain how you determined whether, based on your actual return experience beginning in November 2022, sales of OLINVYK should be constrained for subsequent interim periods.

- Revise your future filings to provide a tabular breakdown of your gross sales as reduced by various adjustments, including reductions for future estimated returns, to reconcile to net revenue as presented on your Statement of Operations for all periods presented. In your response, provide us with sample disclosure for the first and second quarters of 2023.

- As noted in your response to the sixth bullet of prior comment one, you disclose in your Form 10-Q for the period ended June 30, 2023 that sales from wholesalers to hospitals and ambulatory surgical centers have occurred, at a low level, every quarter since your commercial launch of OLINVYK. Please tell us the amount of quarterly sales by the wholesalers to end customers for each of the quarters since its commercial launch, and revise your future filings to provide quantified disclosure for the periods presented. As part of such disclosure, discuss the trends in sales levels to the end user and how you considered such trends in determining the amount of reduction of revenue for future returns.

- In response to the seventh bullet of prior comment one, as well as the related disclosure added in your Form 10-Q for the period ended June 30, 2023, you list multiple positive factors that might affect or have affected sales of OLINVYK. To the extent you are aware of negative data, perceptions of your product, or other information that may be negatively affecting the level of sales to end customer hospitals, revise your future filings to clearly disclose such information. Provide us with your proposed revised disclosure as part of your response.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding our comment.

Sincerely,

Division of Corporation Finance
Office of Life Sciences